

August 3, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Avenue, Suite 220
North Las Vegas, Nevada 89030

> **Re:** **Disability Access Corporation**
> **Amendment No. 7 to Registration Statement on Form 10**
> **Filed July 6, 2010**
>
> **Amendment No. 1 to Form 10-Q for the Quarter Ended March 31, 2009**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2009**
> **Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 7 TO REGISTRATION STATEMENT ON FORM 10

General

1. We note that you have not yet filed your quarterly report for the period ended March 31, 2010. Please amend your registration statement to include current financial information and corresponding MD&A disclosure, as required by Rule 3-12 of Regulation S-X.

Item 1. Business, page 4

2.   Please update the chart on page 5 to reflect that Disability Access Corporation is no
      longer a subsidiary of PTS, Inc.

Our Products and Services, page 7

3.   We note your statement that enhancements to your DACTrak software have improved
      your productivity in excess of 800%. Please revise to clarify how you measure
      productivity and how you determined that your software resulted in an increase of more
      than 800%.

Item 2. Financial Information, page 15

Results of Operations, page 18

Year Ended December 31, 2009 compared to Year Ended December 31, 2008, page 18

4.   We note your response to comment 4 in our letter dated April 8, 2010. Please tell us the
      basis for your statement that ADA litigation continues to increase across the United
      States, or remove this statement from your disclosure.

Item 6. Executive Compensation, page 22

Director Compensation, page 23

5.   Please revise to provide a narrative description of the material factors necessary to an
      understanding of the director compensation disclosed. Refer to Item 402(r)(3) of
      Regulation S-K for guidance.

AMENDMENT NO. 1 TO FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

AMENDMENT NO. 1 TO FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2009

AMENDMENT NO. 1 TO FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2009

6.   We note your response to comment 10 in our letter dated April 8, 2010. Your amended
      quarterly reports disclose that you have implemented controls around your reporting
      timelines. Considering this statement, please explain to us why you concluded that no
      change occurred in your internal controls over financial reporting during the periods
      reported that has materially affected, or is reasonably likely to materially affect, your
      internal controls over financial reporting. Provide similar clarification with respect to the
      disclosure in your Form 10-K for the year ended December 31, 2009.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Forward-Looking Information, page 4

7.   We note your reference to the safe harbors for forward-looking statements found in Section 27A of the Securities Act and Section 21E of the Exchange Act. As previously noted, you do not appear to be eligible to take advantages of the safe harbors for forward-looking statements since you are a penny stock issuer. Therefore, it is inappropriate to reference the safe harbors in your filings. Please remove your reference to the safe harbors for forward-looking statements until you are eligible to take advantage of them.

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

8.   Please disclose that your common stock was suspended from trading on the Pink Sheets in March 2008.

Signatures, page 28

9.   Please amend your Form 10-K to include the signature of your controller or principal accounting officer. In addition, please revise to clarify that Ms. Thorpe and Mr. Chin are signing in their capacities as directors as well as executive officers. Refer to General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director